HOME BANCSHARES, INC.

P.O. Box 966

Conway, Arkansas 72033

January 17, 2017

Mr. Michael Clampitt

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

VIA EDGAR TRANSMISSION

Re:	Home BancShares, Inc.

Registration Statement on Form S-4

Filed December 7, 2016

File No. 333-214957

Dear Mr. Clampitt:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Home BancShares, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Time, on January 19, 2017, or as soon thereafter as is practicable.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to Mr. Doug Buford at (501) 688-8866 or Mr. Courtney Crouch at (501) 688-8822.

Sincerely,

HOME BANCSHARES, INC.

/s/ Brian Davis

Brian Davis
Chief Financial Officer and Treasurer

cc:	C. Douglas Buford, Jr.

Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.